

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2025

Renee Wilm
Chief Legal Officer and Chief Administrative Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re: Liberty TripAdvisor Holdings, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed February 21, 2025**
> **File No. 005-88301**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 20, 2025**
> **File No. 001-36603**

Dear Renee Wilm:

We have reviewed your February 20, 2025 response to our comment letter and have the following comment.

Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2025 letter.

Schedule 13E-3 Amendment No. 1 and Revised Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment 3 and reissue it in part. Refer to your discussion in your response "3b." arguing that Certares is not an affiliate of Liberty TripAdvisor. We note that:
   - in December 2023, Liberty TripAdvisor management began informal discussions with Liberty TripAdvisor's financial advisor, Citi, regarding potential solutions to address Liberty TripAdvisor's leverage concerns given the upcoming required redemption for cash on March 27, 2025 of the Liberty TripAdvisor preferred stock;

- in connection with the transactions contemplated by the merger agreement and the Tripadvisor loan facility, Certares entered into a letter agreement waiving the mandatory redemption date under the certificate of designations and certain other rights and requirements under the certificate of designations requiring Liberty TripAdvisor to redeem, repurchase or otherwise acquire any of the shares of Liberty TripAdvisor preferred stock (all of which is owned by Certares); and
- pursuant to the Certares voting agreement, Certares has agreed to vote its shares of Liberty TripAdvisor preferred stock in favor of the charter amendment and other proposals deemed necessary for approval of the Rule 13e-3 transaction.

Given that Certares' execution of the side letter agreement and voting agreement was an essential prerequisite to completion of the Rule 13e-3 transaction and that Certares appears to have participated in various presentations from July 11 through October 11, 2024 delivered by Centerview where it communicated with respect to the "proposed transaction framework," please advise how Certares' apparent ability to veto the transaction and/or influence the material terms of the transaction should not be considered to constitute the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Liberty TripAdvisor.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Brophy Christensen